UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

or

◻        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 1-12154

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Waste Management, Inc.

800 Capitol Street

Suite 3000

Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the

Waste Management Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2014.

Houston, Texas

May 27, 2021

Waste Management Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019
ASSETS:
INVESTMENTS:
Investments at fair value	$2,657,960,140	$2,413,130,238
Investments at contract value	381,332,845	348,709,075
Total investments	3,039,292,985	2,761,839,313

RECEIVABLES:
Employee contributions	1,478,189	3,232,147
Employer contributions	951,787	2,080,416
Amount due from Advanced Disposal Services Union 401(k) Retirement Plan	170,331,463	—
Amount due from Advanced Disposal Services, Inc. 401(k) Retirement Plan	10,404,636	—
Notes receivable from participants	72,815,954	81,936,892
Settlements pending	19,847	24,938
Other	6,926	5,017
Total receivables	256,008,802	87,279,410
NET ASSETS AVAILABLE FOR BENEFITS	$3,295,301,787	$2,849,118,723

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Contributions:
Employee	$144,941,262
Employer	85,013,981
Rollover	7,604,623
237,559,866

Net appreciation in Plan investments	306,093,775
Dividends	60,110,331
Interest income on notes receivable from participants	4,351,347
Other income	60,464
Total additions	608,175,783

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Benefits paid to participants	340,873,272
Administrative expenses	1,855,546
Total deductions	342,728,818

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE TRANSFERS	265,446,965

Transfer in from Advanced Disposal Services Union 401(k) Retirement Plan	170,331,463
Transfer in from Advanced Disposal Services, Inc. 401(k) Retirement Plan	10,404,636

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS AFTER TRANSFERS	446,183,064

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,849,118,723
End of year	$3,295,301,787

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

Notes to Financial Statements

December 31, 2020

1. Description of Plan

The following description of the Waste Management Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Waste Management, Inc. (the “Company” or “WM”), and eligible affiliates (as defined in the Plan) (collectively “Waste Management”) for the benefit of eligible employees and their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On October 30, 2020, the Company acquired Advanced Disposal Services, Inc. On December 31, 2020, the Advanced Disposal Union 401(k) Retirement Plan and the Advanced Disposal Services, Inc. 401(k) Retirement Plan (collectively, the “Advanced Disposal Plans”) were merged into the Plan. The investment assets of the Advanced Disposal Plans were liquidated on December 31, 2020 and received by the Plan on January 4, 2021. As a result, receivables from the Advanced Disposal Plans totaling $180,736,099 are included in the Statement of Net Assets Available for Benefits as of December 31, 2020. In January 2021, former participants of the Advanced Disposal Plans became participants of the Plan.

Administration

The Administrative Committee of the Waste Management Employee Benefit Plans (the “Administrative Committee”) has been named to serve as administrator and fiduciary of the Plan. Bank of America, N.A. (“Bank of America”) serves as trustee of the Plan pursuant to a Defined Contribution Plan Trust Agreement and also serves as the Plan’s third-party recordkeeper.

Eligibility

Employees (as defined by the Plan) are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan).

Individuals who are ineligible to participate in the Plan consist of (a) leased employees; (b) employees whose employment is governed by a collective bargaining agreement that does not provide for participation in the Plan for such individual; (c) individuals providing services to the Company and who are designated as independent contractors; (d) employees performing services on a seasonal or temporary basis; (e) any individual who is not regularly employed in, or a citizen of, the United States and (f) individuals who are participants in certain other pension, retirement, profit-sharing, stock bonus, thrift or savings plans maintained by Waste Management. Certain United States citizens employed by foreign affiliates of the Company may participate in the Plan under certain provisions specified by the Plan.

Contributions

Participants are permitted to contribute as much as 50% of their eligible annual compensation, as defined by the Plan, and 80% of their annual incentive plan bonus, subject to annual contribution limitations established by the Internal Revenue Service (“Employee Contribution”). In addition, participants that are age 50 or older are eligible to make pre-tax catch-up contributions not to exceed certain limits described in the Plan document. After-tax contributions are permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“Rollover Contributions”).

With respect to each participant whose employment is not governed by a collective bargaining agreement, Waste Management matches 100% of each participant’s Employee Contribution up to 3% of the participant’s eligible annual compensation, as defined by the Plan, plus 50% of the participant’s Employee Contribution on the next 3% of the participant’s eligible annual compensation. Any such employee is automatically enrolled in the Plan at a contribution rate of 3% of eligible compensation, unless changed by the employee.

With respect to each participant whose employment relationship is covered by a collective bargaining agreement, the amount of contributions by Waste Management, if any, is provided for in the applicable collective bargaining agreement.

Investment Options

The Plan offers participants diversified investment options. During 2020, the Plan offered (a) 12 common collective trust funds (including eight target retirement-date funds); (b) four mutual funds; (c) a WM common stock fund (which is an Employee Stock Ownership Plan); (d) a stable value fund, which includes direct investments in fully benefit-responsive contracts and investments in common collective trust funds, managed by Galliard Capital Management (“Galliard”) and (e) a self-directed brokerage account, which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ. Participants direct investment of their accounts among the investment options offered under the Plan. A participant may make such an election on any business day. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.

If a participant invests in the WM common stock fund, the participant can elect to receive in cash any dividends paid on the common stock in the participant’s account. If a participant does not make such an election, dividends will automatically be reinvested in the WM common stock fund. Each participant who has invested in the WM common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote.

With respect to the self-directed brokerage account, several restrictions apply and a minimum balance is required to participate. Additionally, if a participant invests in the self-directed brokerage account, the participant has the right to vote the shares of securities held in the participant’s account.

Vesting

Participants are immediately vested in their Employee Contributions, Rollover Contributions and Employer Contributions, plus earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s Employee Contribution, Rollover Contribution and any Employer Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to a participant’s account based upon a participant’s proportionate share of the funds within the Plan.

Payment of Benefits

Upon retirement, disability or termination of employment, participants or, in the case of a participant’s death, their designated beneficiaries, may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distributions of accounts invested in WM common stock may be taken in whole shares of common stock or cash.

Participants may make withdrawals from their contributions, including certain earnings on those contributions, in the event of proven financial hardship of the participant.

Pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) that was signed into law on March 27, 2020, participants who were currently receiving required minimum distributions were offered the option to waive their 2020 distribution and participants who were due to receive the first required distribution in 2020 had their distribution automatically waived. The ability to request special waivers with respect to required minimum distributions under the CARES Act ceased as of December 31, 2020.

Additionally, the CARES Act permitted Plan participants to request up to $100,000 in coronavirus-related distributions, with repayment terms of up to three years. The ability to request coronavirus-related distributions under the CARES Act ceased as of December 31, 2020.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2020 and 2019. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50% of a participant’s vested accounts (excluding any amounts invested in the self-directed brokerage account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time, except for multiple loans which (a) result from a merger of another plan into this Plan or (b) result from a participant’s defaulting on a loan. Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction or any other method approved by the Administrative Committee. The Administrative Committee requires that: (a) no more than one loan per year be taken by a participant; (b) repayments be made no less frequently than quarterly; (c) loans be repaid over a period not to exceed 54 months and (d) repayments, including interest, be made in equal periodic payments over the term of the loan and applied to principal using a level amortization over the repayment period. Prepayment of a participant’s total principal amount outstanding is allowed at any time.

Pursuant to the CARES Act, Plan participants could request a delay of note repayments for repayments that occurred between March 27, 2020 and December 31, 2020 for one year. The participant’s note was re-amortized and included any interest accrued during the period of delay. The ability to request a delay in note repayments under the CARES Act ceased as of December 31, 2020.

Administrative Expenses

Administrative expenses of the Plan are generally allocated among participants. Loan administration fees and certain other expenses are charged directly to the account balance of the applicable participant. In 2020, Waste Management elected to pay certain audit and legal fees of the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). Benefits are recorded when paid to participants.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities as of the date of the financial statements. Actual results could differ materially from the estimates and assumptions used in the preparation of the financial statements.

Investments

Corporate stocks, mutual funds and publicly-traded partnership interests held by the Plan are stated at fair value based on quoted market prices as of the financial statement date. The fair values of the common collective trust funds held by the Plan are generally based on net asset values established by the issuer of the common collective trust funds based on fair values of the underlying assets. The investment options available within the Plan include a stable value fund that invests in fully benefit-responsive synthetic guaranteed investment contracts (“Synthetic GICs”). These investments held by the stable value fund are presented at contract value in the Statements of Net Assets Available for Benefits. See Note 3 for further discussion of Synthetic GICs. Short-term investments (included in amounts reported as common collective trust funds herein) are stated at cost, which approximates fair value.

The Plan records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date. Interest income is recorded on the accrual basis.

Risks and Uncertainties

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances. See additional discussion of investments in the stable value fund in Note 3.

In January 2020, a novel strain of coronavirus (“COVID-19”) was declared a Public Health Emergency of International Concern and was subsequently declared a global pandemic in March 2020. The challenges posed by the COVID-19 pandemic on the global economy increased rapidly at the end of the first quarter of 2020. The financial condition and operations of Waste Management have been adversely impacted by the public health risk, social and commercial disruption, increased costs and other effects of the COVID-19 pandemic. Waste Management has seen improvements in its business and signs of an improving economy since the height of the pandemic in 2020; however, the ultimate impacts of COVID-19 on Waste Management, the Plan, and financial markets in general will depend on future developments, including the duration of the pandemic and pace of economic recovery.

Adoption of New Accounting Standard

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements of fair value measurements in Accounting Standards Codification (ASC) Topic 820. The ASU is effective for all reporting periods beginning after December 15, 2019, with early adoption permitted. An entity may elect to early adopt any removed or modified disclosures upon issuance of this update and delay the adoption of the additional disclosures until the effective date. The Company adopted this ASU effective January 1, 2020; however, it did not have a material impact on the Plan’s financial statements.

Reclassifications

When necessary, reclassifications are made to the prior year financial information to conform to the current year presentation.

3. Investment in Stable Value Fund

The Plan includes a stable value fund that invests in fully benefit-responsive Synthetic GICs. Synthetic GICs are comprised of (a) individual assets or investments placed in a trust and (b) wrapper contracts that guarantee that participant transactions will be executed at contract value. The investment portfolio of a Synthetic GIC, when coupled with a wrapper contract, provides a specified rate of return for a specific period of time. Through the use of Synthetic GICs, the stable value fund aims to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. Contract value represents principal, plus accrued interest less withdrawals and is the relevant measure as this is the amount received by participants when they initiate permitted transactions under the terms of the Plan.

The interest crediting rates for Synthetic GICs are calculated on a quarterly basis using the contract value, market value, yield and duration of the underlying securities, but cannot be less than zero.

Synthetic GICs generally are evergreen contracts that contain termination provisions, allowing the fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

There are certain events not initiated by the Plan participants that could limit the ability of the Plan to transact with the issuer at contract value. Examples of such events include, but are not limited to: material amendments to the Plan documents or administration; changes to the Plan’s competing investment options including the elimination of equity wash provisions; bankruptcy of the Plan sponsor or other events that would cause a significant withdrawal from the Plan; full or partial termination of the Plan; failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; any change in tax code, laws or regulations applicable to the Plan and delivery of any communication to Plan participants designed to influence participants not to invest in the fund. The Plan sponsor does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer at its contract value, is probable.

Additionally, the fund also invests in a common collective trust fund, Wells Fargo/BlackRock Short Term Investment Fund S, which invests in highly liquid assets and is used for daily liquidity needs.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security‐backed investment contracts and separate account guaranteed investment contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the portfolio manager’s credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability. The Plan requires that the issuers of each contract have a minimum quality rating as of the contract effective date and that all underlying portfolio assets be rated investment grade at the time of purchase.

4. Fair Value Measurements

For purposes of the Plan’s financial reporting, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring assets and liabilities that are required to be recorded at fair value, the Plan considers the principal or most advantageous market in which the Plan would transact. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs that are generally unobservable and typically reflect the Plan’s estimate of assumptions that market participants would use in pricing the asset or liability. The Plan had no Level 3 assets as of December 31, 2020 or 2019.

We use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In measuring the fair value of our assets and liabilities, we use market data or assumptions that we believe market participants would use in pricing an asset or liability, including assumptions about risk when appropriate.

The following table provides by level, within the fair value hierarchy, a summary of investments of the Plan as of December 31 measured at fair value on a recurring basis:

	2020	2019
Quoted Prices in Active Markets (Level 1):
Mutual funds	$901,284,450	$818,896,358
WM common stock	240,047,548	251,031,798
Self-directed brokerage accounts	81,071,131	52,975,947
Subtotal Level 1	1,222,403,129	1,122,904,103

Significant Other Observable Inputs (Level 2):
Self-directed brokerage accounts — FedFund	8,555,254	7,408,381
Stable Value fund — short-term investment fund	11,387,012	5,703,977
FedFund	485,013	1,803,911
Subtotal Level 2	20,427,279	14,916,269

Investments Measured at Net Asset Value (a):
Common collective trust funds	1,415,129,732	1,275,309,866
Subtotal Investments Measured at Net Asset Value	1,415,129,732	1,275,309,866
Total Investments at Fair Value	$2,657,960,140	$2,413,130,238

(a)	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits. As of December 31, 2020 and 2019, there were no redemption restrictions on the investments held at net asset value other than possible advance notice requirements.

5. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 30, 2015, stating that the Plan, as amended and restated as of January 1, 2015, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"), which were timely adopted by the Plan sponsor subsequent to receipt of the determination letter. The Plan sponsor has adopted a further amendment and restatement of the Plan and subsequent amendments since receiving the determination letter. The Plan administrator and counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. If an operational issue is discovered, the Plan sponsor has indicated that it will take any necessary steps to bring the Plan’s operations into compliance with the Code.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2020	2019
Net assets available for benefits per the financial statements	$3,295,301,787	$2,849,118,723
Amounts pending distribution to participants	(430,267)	(1,803,611)
Net assets available for benefits per the Form 5500	$3,294,871,520	$2,847,315,112

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2020:

Net increase in net assets available for benefits per the financial statements	$446,183,064
Amounts pending distribution to participants as of December 31, 2019	1,803,611
Amounts pending distribution to participants as of December 31, 2020	(430,267)
Net increase in assets available for benefits per the Form 5500	$447,556,408

7. Plan Termination

Although it has not expressed any intention to do so, the Company has the right to discontinue its Plan contribution at any time and to terminate the Plan subject to the provisions of ERISA.

8. Related-Party Transactions

Bank of America serves as the trustee and third-party recordkeeper of the Plan. Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Bank of America Company, provides securities brokerage services for the self-directed brokerage account. State Street Bank and Trust Company serves as the independent fiduciary for the WM common stock fund. The Plan also holds notes receivable representing participant loans. The stable value fund is managed by Galliard, a subsidiary of Wells Fargo Bank, N.A., custodian for the fund. These transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in WM common stock. As WM is the Plan sponsor, transactions involving WM common stock also qualify as party-in-interest transactions. The Plan sponsor believes that all of these transactions are exempt from the prohibited transactions rules.

9. Subsequent Events

Effective April 1, 2021 the Plan’s investment options were restructured to provide for the transfer of certain funds and the addition of certain new investment funds.

These investment funds were transferred effective April 1, 2021:

●	American Funds EuroPacific Growth Fund Class R6 was transferred to BlackRock EAFE Equity Index Fund R
●	BlackRock Russell 1000 Value Fund R was transferred to BlackRock Equity Index Fund J
●	T. Rowe Price Blue Chip Growth Trust T2 was transferred to BlackRock Equity Index Fund J
●	Vanguard Institutional Total Stock Market Index Fund was transferred to BlackRock Equity Index Fund J
●	Vanguard S&P Small-Cap 600 Index Fund was transferred to Fidelity Small-Cap Index Fund
●	JPMCB SmartRetirement DRE Income Fund was transferred to PIMCO REALPATH Blend Income Collective Trust
●	JPMCB SmartRetirement DRE 2020 Fund was transferred to PIMCO REALPATH Blend Income Collective Trust
●	JPMCB SmartRetirement DRE 2025 Fund was transferred to PIMCO REALPATH Blend 2025 Collective Trust
●	JPMCB SmartRetirement DRE 2030 Fund was transferred to PIMCO REALPATH Blend 2030 Collective Trust
●	JPMCB SmartRetirement DRE 2035 Fund was transferred to PIMCO REALPATH Blend 2035 Collective Trust
●	JPMCB SmartRetirement DRE 2040 Fund was transferred to PIMCO REALPATH Blend 2040 Collective Trust
●	JPMCB SmartRetirement DRE 2045 Fund was transferred to PIMCO REALPATH Blend 2045 Collective Trust
●	JPMCB SmartRetirement DRE 2050 Fund was transferred to PIMCO REALPATH Blend 2050 Collective Trust
●	JPMCB SmartRetirement DRE 2055 Fund was transferred to PIMCO REALPATH Blend 2055 Collective Trust

These investment funds were added effective April 1, 2021:

●	PIMCO International Bond Fund (U.S. Dollar-Hedged) (Institutional Class)
●	PIMCO REALPATH Blend 2060 Collective Trust
●	Principal Diversified Real Asset Fund

Waste Management Retirement Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 73-1309529 Plan: 001

December 31, 2020

Identity of Issue	Description of Investment	Current Value
BlackRock	BlackRock Liquidity Fund - FedFund	$485,013
*Waste Management, Inc.	Common Stock	240,047,548
Wilmington Trust, N.A.	BlackRock Russell 1000 Value Index Fund R	95,089,626
T. Rowe Price Trust Company	T. Rowe Price Blue Chip Growth Trust T2	218,192,096
Wilmington Trust, N.A.	Lord Abbett Total Return Fund II BP	151,207,379
JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement DRE Income Fund	38,626,652
JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement DRE 2020 Fund	146,043,689
JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement DRE 2025 Fund	64,458,486
JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement DRE 2030 Fund	318,732,292
JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement DRE 2035 Fund	63,295,048
JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement DRE 2040 Fund	170,791,391
JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement DRE 2045 Fund	51,441,594
JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement DRE 2050 Fund	55,650,648
JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement DRE 2055 Fund	41,600,831
The Vanguard Group, Inc.	Vanguard Institutional Total Stock Market Index Fund	479,915,425
The Vanguard Group, Inc.	Vanguard S&P Small-Cap 600 Index Fund	179,720,476
American Funds	American Funds EuroPacific Growth Fund Class R6	193,404,967
Dimensional Fund Advisors	DFA Emerging Markets Core Equity Portfolio	48,243,582
*Galliard Capital Management, Inc.	Stable Value Fund	392,719,857
*Merrill Lynch, Pierce, Fenner & Smith Incorporated	Self-Directed Brokerage Accounts	89,626,385
Total Investments		3,039,292,985
*Notes receivable from participants	Various maturity dates with interest rates ranging from 4.25% to 6.50%	72,815,954
		$3,112,108,939

*   Party-in-interest

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Date: May 27, 2021	By:	/s/ Gordon Blasius
Gordon Blasius
Member, Administrative Committee of the Waste
Management Employee Benefit Plans